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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44944

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 AND ENDING December 31, 2012
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prim Securities, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6500 Rockside Rd., Suite 370
(No. and Street)

Independence	Ohio	44131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Kusak 216-520-2143
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOBE & LUCAS CPA'S, INC.
(Name – *if individual, state last, first, middle name*)

4807 ROCKSIDE ROAD, SUITE 510	INDEPENDENCE	OH	44131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carolyn Kaufman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Prim Securities, Incorporated, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

President
____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRIM SECURITIES, INCORPORATED

FINANCIAL STATEMENTS

DECEMBER 31, 2012

Hobe&Lucas Certified Public Accountants, Inc.

PRIM SECURITIES, INCORPORATED

FINANCIAL STATEMENTS

DECEMBER 31, 2012

OATH OR AFFIRMATION

I, Carolyn Kaufman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Prim Securities, Incorporated, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

NICOLE MACHNICKI
Notary Public, State of Ohio
My Commission Expires 08-12-2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRIM SECURITIES, INCORPORATED
DECEMBER 31, 2012

TABLE OF CONTENTS

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 Phone: (216) 524.8900
Independence, Ohio 44131 Fax: (216) 524.8777
http://www.hobe.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder
Prim Securities, Incorporated
Independence, Ohio

Report on the Financial Statements

We have audited the accompanying financial statements of Prim Securities, Incorporated which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations and changes in member's equity and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.

Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prim Securities, Incorporated as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and certain other procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hobe & Lucas
Certified Public Accountants

April 3, 2013

PRIM SECURITIES, INCORPORATED
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Current Assets		
Cash and cash equivalents	$	10,006
Commission receivable		53,195
Intercompany receivable		5,189
Prepaid expenses		3,993
Total current assets		72,383
Total Assets	$	72,383

STOCKHOLDER'S EQUITY

Stockholder's Equity		
Common stock, $10 par value, 1,000 shares authorized 50 shares issued and outstanding	$	500
Additional paid in capital		285,513
Retained earnings		(213,630)
Total Stockholder's Equity	$	72,383

See accompanying notes to financial statements.

PRIM SECURITIES, INCORPORATED
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2012

Revenue	
Commissions	659,501
Expenses	
Management fees	142,350
Regulatory fees	8,242
Professional fees	5,700
Other operating expenses	955
Total expenses	157,247
Other Income	
Interest income	1
Total other income	1
Income Before Provision for Income Taxes	502,255
Income tax provision	143,032
Net Income	$ 359,223

See accompanying notes to financial statements.

PRIM SECURITIES, INCORPORATED
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	Common Stock	Additional Paid-In Capital	Retained Earnings/(Deficit)	Total
Balance - January 1, 2012	$ 500	$ 285,513	$ 177,147	$ 463,160
Dividends	-	-	(750,000)	(750,000)
Net income	-	-	359,223	359,223
Balance - December 31, 2012	$ 500	$ 285,513	$ (213,630)	$ 72,383

See accompanying notes to financial statements.

PRIM SECURITIES, INCORPORATED
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

Cash Flows From Operating Activities:	
Net Income	$ 359,223
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in assets:	
Commissions receivable	(21,828)
Intercompany receivable	412,924
Prepaid expense	(318)
Net cash provided by operating activities	750,001
Cash Flows From Financing Activities:	
Dividends paid	(750,000)
Net cash used in financing activities	(750,000)
Net increase in cash and cash equivalents	1
Cash and Cash Equivalents - Beginning of Year	10,005
Cash and Cash Equivalents - End of Year	$ 10,006
Supplemental Disclosure of Cash Flow Information:	
Interest paid	$ -
Income taxes paid	$ -

See accompanying notes to financial statements.

NOTE 1 - ORGANIZATION

Prim Securities, Incorporated (the Company), a wholly-owned subsidiary of Prim Capital Corporation (the Parent), is a registered broker/dealer registered with the Securities and Exchange Commission (SEC). The Company was incorporated on October 7, 1991. The Company is a member of the Financial Industry Regulatory Authority (FINRA) specializing in selling of interests in public limited partnerships, investment company shares, variable annuities and general securities and is registered in various states.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The Company prepares its financial statements on the accrual basis of accounting.

Accounting Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stockholder's Equity
The Company regularly declares and pays dividends to its parent company, Prim Capital Corporation.

Income Taxes
The Company is a member of a group that files consolidated federal and state tax returns. Accordingly, income tax payables to the tax authorities are recognized on the financial statements of the Parent company, who is the taxpayer for income tax purposes. The members of the consolidated group are allocated payments for any income tax reduction resulting from that member's inclusion in the consolidated return, and the member makes payments to the Parent company for its allocated share of the consolidated income tax liability. This allocation approximates the amounts that would be reported if the Company was filing its tax returns separately.

The financial statements reflect only the Company's tax positions that meet a "more likely than not" standard that, based on their technical merits, have a more than 50 percent likelihood of being sustained upon examination. The Company did not recognize any interest or penalties on uncertain tax positions on the balance sheet for the periods ended December 31, 2012. Company management has determined that no reasonably possible changes will be made over the next 12 months regarding their tax positions. Reporting periods ending December 31, 2009, December 31, 2010, December 31, 2011 and December 31, 2012 are subject to examination by major taxing authorities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Investments

The Company considers financial instruments with an original maturity of less than 90 days to be cash equivalents.

Commissions Receivable

Commissions receivable represent fees not yet received on brokered transactions. An allowance for doubtful accounts is not considered necessary as management believes all balances are collectible.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has entered into a formal expense sharing agreement with the Parent. The agreement provides that certain non-regulatory expenses, such as salaries, rent and utilities, be paid by the Parent and then the Company is billed for their share of these costs. Accordingly, $142,350 in "Management Fees" for these expenses was charged to the Company in 2012. The Parent also processes all revenue and direct expenses of the Company through the Parent. The amount receivable from the Parent at December 31, 2012 is $5,189.

NOTE 4 - NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital of $5,000. At December 31, 2012, Prim Securities, Incorporated had net capital of $9,894 which was in excess of its required net capital by $4,894.

NOTE 5 - EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

NOTE 6 - CONCENTRATION OF CREDIT RISK

The Company maintains cash in financial institutions which, time to time, may exceed federally insured limits.

NOTE 7 - INCOME TAXES

The Company is a member of an affiliated group, along with its Parent, that has elected to file a consolidated federal income tax return. The consolidated return is prepared on the cash method of accounting and income taxes are paid on the consolidated income.

The provision for income taxes for the Company's portion at December 31, 2012 is comprised of the following:

Current	$143,032
Deferred	-
	$143,032

NOTE 8 - CONTINGENCIES

The Company is not contingently liable on any contracts or obligations.

NOTE 9 - LITIGATION

The Company is not currently a defendant in any litigation. Furthermore, the company is not aware of any situation which would result in litigation.

NOTE 10 - SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through April 3, 2013, the available date of issuance of the financial statements.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2012

Schedule I

PRIM SECURITIES, INCORPORATED
COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2012

Net Capital		
Total stockholder's equity from statement of financial condition	$	72,383
Less: Non-allowable assets:		(62,289)
Less: Haircuts on securities		(200)
Net Capital	$	9,894
Computation of Aggregate Indebtedness		
Accounts payable and accrued expenses	$	-
Computation of Basic Net Capital Requirement- 6 2/3 of Aggregate Indebtedness	$	-
Minimum Required Net Capital	$	5,000
Net Capital Requirement	$	5,000
Excess Net Capital	$	4,894
Excess Net Capital at 1,000%	$	9,894
Ratio of Aggregate Indebtedness to Net Capital	0%	

See accompanying notes to the financial statements.

PRIM SECURITIES, INCORPORATED
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2012, filed with the Securities and Exchange Commission and the amount included in the accompanying Schedule I computation is not required as there were no audit adjustments.

The Company is not required to present the schedule "Computation for Determination of Reserve Requirements under Rule 15c3-3" and "Information for Possession or Control Requirements under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

Hobe & Lucas
Certified Public Accountants, Inc.
4807 Rockside Road, Suite 510 (P) 216.524.8900
Independence, Ohio 44131 (F) 216.524.8777
www.hobe.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Shareholder of
Prim Securities, Incorporated
Independence, Ohio

In planning and performing our audit of the financial statements of Prim Securities, Incorporated for the year ended December 31, 2012, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13,

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Hobe & Lucas
Certified Public Accountants

April 3, 2013